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John Hancock Financial Services, Inc.

John Hancock Place                    [LOGO OF JOHN HANCOCK FINANCIAL SERVICES]
Post Office Box 111
Boston, Massachusetts 02117
(617) 572-0313
Fax: (617) 572-9161
E-mail: kciccarelli@jhancock.com

Kimberly S. Ciccarellit
AVP and Counsel

                                           March 30, 2006

via EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE: John Hancock Life Insurance Company (U.S.A.)
             Separate Account A
             File No. 811-4834
             Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

   Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account A ("Registrant") relating to the Survivorship Variable Universal Life ("SVUL") insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.) ("John Hancock USA" or the "Depositor").

Background of the Enclosed Filing

   The purpose of this filing is to add the SVUL prospectus to the Registrant's filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the SVUL prospectus.

The SVUL policy and prospectus is similar to the Accumulation ("Accum") policy and prospectus issued by John Hancock USA. The separate account interests under the Accum policy are registered by John Hancock USA Separate Account A, under File Nos. 811-4834 and 333-85284. The material differences between the two filings are:

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    (i)the addition of a survivorship death benefit;

   (ii)the policy level fees and rider charges are different between the policies;

  (iii)the addition of the optional Enhanced No-Lapse Guarantee, Policy Split Option and Four Year Term Riders;

   (iv)the method of calculating the surrender charge; and

    (v)use of 2001 CSO Tables

   You will note that this product may be marketed under two names - "Accumulation Survivorship Universal Life Insurance" and "Protection Survivorship Universal Life Insurance". The principal difference between the two is that the "Protection" policy is accompanied at issue with the optional Extended No-Lapse Guarantee (ENLG) Rider; whereas the "Accumulation" policy is offered without the ENLG Rider and permits scheduled increases to Supplemental Face Amount.

Matters to be Completed by Pre-Effective Amendment

   Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including updating the investment accounts and expense tables. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

   In view of the similarities between this filing and the John Hancock USA Accum filing as noted above, Registrant hereby requests selective review of this filing.

Request for Acceleration

   An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

   Please direct all questions to the undersigned at (617) 572-0313. Thank you.

                                                  Sincerely,

                                                  /s/Kimberly S. Ciccarelli
                                                  -----------------------------
                                                  AVP and Counsel

Enclosure
cc: James C. Hoodlet, Esq.